As filed with the Securities and Exchange Commission on July 27, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

The Central Europe, Russia and Turkey Fund, Inc.
(Name of Subject Company (Issuer))

The Central Europe, Russia and Turkey Fund, Inc.
 (Name of Filing Person (Offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

153436100
(CUSIP Number of Class of Securities)

John Millette
Secretary
The Central Europe, Russia and Turkey Fund, Inc.
c/o Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108
(617) 295-2572
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Donald R. Crawshaw, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$10,147,948.20(a)	$1,179.19(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 433,673 shares in the offer, based upon a price of $23.40 (98% of the net asset value per share of $23.88 on June 19, 2015).

(b)	Calculated as $116.20 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,179.19	Filing Party: The Central Europe, Russia and Turkey Fund, Inc.
Form of Registration No.: SC TO-I	Date Filed: June 25, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2015 (the “Schedule TO”) by The Central Europe, Russia and Turkey Fund, Inc., a non-diversified, closed-end management investment company incorporated under the laws of the State of Maryland (the “Fund”), pursuant to Rule 13e-4 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Fund’s offer to repurchase for cash up to 433,673 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated June 25, 2015 (the “Offer to Repurchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Repurchase and any amendments or supplements to either or both, collectively constitute the “Offer”), at a purchase price equal to 98% of the Fund’s net asset value per share (“NAV,” that is, the value of the Fund’s assets minus its liabilities, divided by the number of shares outstanding) determined as of today, July 27, 2015. The Fund normally calculates its NAV at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.

This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act.

The Information in the Offer to Purchase and the Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated by reference into this Amendment in answer to Items 1 through 9 and 11 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On July 27, 2015, the Fund issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m. Eastern time on July 24, 2015.  A copy of the press release is filed as Exhibit (a)(5)(i) to this Amendment and is incorporated herein by reference.

 Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

THE CENTRAL EUROPE, RUSSIA AND TURKEY FUND, INC.

By:	/s/ Melinda Morrow
Name:	Melinda Morrow
Title:	Vice President

Dated: July 27, 2015

Exhibit List

(a)(1)(i)	Offer to Repurchase, dated June 25, 2015.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Text of Letter to Stockholders of the Fund dated June 25, 2015.*

(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)	Press Release issued by the Fund dated June 25, 2015.*

(a)(5)(i)	Press Release issued by the Fund dated July 27, 2015.**

(b)-(h)	Not applicable.

*	Previously filed as an exhibit to the Fund’s Tender Offer Statement on Schedule TO filed with the SEC on June 25, 2015.
**           Filed with this Amendment.

Exhibit (a)(5)(i)

Press Release

FOR IMMEDIATE RELEASE
For additional information:
Deutsche Bank Press Office (212) 250-5536
Shareholder Account Information (800) 294-4366
Deutsche Closed-End Funds (800) 349-4281 or
00-800-2287-2750 from outside the U.S.

The Central Europe, Russia and Turkey Fund, Inc. Announces Expiration and Preliminary
Results of Tender Offer

NEW YORK, NY July 27, 2015 — The Central Europe, Russia and Turkey Fund, Inc. (NYSE: CEE) (the “Fund”) announced today the expiration and preliminary results of its tender offer for up to 433,673 of its shares of common stock, representing approximately 5% of the Fund’s issued and outstanding shares.  The tender offer expired at 5:00 p.m. Eastern time on Friday, July 24, 2015.
Based upon current information, approximately 5,792,342 shares of the Fund’s common stock, or approximately 67% of its common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery.  These numbers are subject to adjustment and should not be regarded as final.  No more than a total of 433,673 properly tendered Fund shares will be accepted in exchange for cash, at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as determined by the Fund today, July 27, 2015.  The Fund normally calculates its NAV per share at 11:30 a.m. New York time on each day during which the New York Stock Exchange is open for trading.  The final number of shares validly tendered and accepted pursuant to the Fund’s tender offer and the Fund’s tender offer price per share will be announced at a later date.
For more information on the Fund, including its most recent month-end performance, visit deutschefunds.com or call (800) 349-4281 or 00-800-2287-2750 from outside the U.S.

Important Information

The Central Europe, Russia and Turkey Fund, Inc. is a non-diversified, closed-end investment company seeking long term capital appreciation through investment primarily in equity or equity-linked securities of issuers domiciled in Central Europe, Russia and Turkey. Because the Fund is non-diversified, it can take larger positions in fewer issues, increasing its potential risk. Investing in foreign securities, particularly those of emerging markets, presents certain risks, such as currency fluctuations, political and economic changes, and market risks. Any fund that focuses in a particular segment of the market will generally be more volatile than a fund that invests more broadly.

The shares of most closed-end funds, including the Fund, are not continuously offered. Once issued, shares of closed-end funds are bought and sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of a fund’s shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, a fund cannot predict whether its shares will trade at, below or above net asset value. There can be no assurance that the Fund’s discount management program will be effective in reducing the Fund’s market discounts.

Investments in funds involve risk. Additional risks of the Fund are associated with international investing, such as currency fluctuations, political and economic changes, market risk, government regulations and differences in liquidity, which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the U.S. market. Additionally, the Fund focuses its investments in certain geographic regions, thereby increasing its vulnerability to developments in those regions and potentially subjecting the Fund’s shares to greater price volatility. Some funds have more risk than others. These include funds, such as the Fund, that allow exposure to or otherwise concentrate investments in certain sectors, geographic regions, security types, market capitalization or foreign securities (e.g., political or economic instability, which can be accentuated in emerging market countries).

The European Union, the United States and other countries have imposed sanctions on Russia as a result of the Russian military intervention in the Ukraine. These sanctions have adversely affected Russian individuals, issuers and the Russian economy, and Russia, in turn, has imposed sanctions targeting Western individuals, businesses and products, including food products. The various sanctions have adversely affected, and may continue to adversely affect, not only the Russian economy, but also the economies of many countries in Europe, including in Central Europe. Potential developments in the Ukraine, and the continuation of current sanctions or the imposition of additional sanctions may materially adversely affect the value or liquidity of the Fund’s portfolio.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Certain statements contained in this release may be forward-looking in nature. These include all statements relating to plans, expectations, and other statements that are not historical facts and typically use words like “expect,” “anticipate,” “believe,” “intend,” and similar expressions. Such statements represent management’s current beliefs, based upon information available at the time the statements are made, with regard to the matters addressed. All forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Management does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

NOT FDIC/ NCUA INSURED • MAY LOSE VALUE • NO BANK GUARANTEE NOT A DEPOSIT • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

Deutsche Asset & Wealth Management represents the asset management and wealth management activities conducted by Deutsche Bank AG or any of its subsidiaries. Clients will be provided Deutsche Asset & Wealth Management products or services by one or more legal entities that will be identified to clients pursuant to the contracts, agreements, offering materials or other documentation relevant to such products or services.  (R-38277-3  7/15)